HALE AND DORR LLP
                               COUNSELLORS AT LAW

                  60 STATE STREET, BOSTON, MASSACHUSETTS 02109
                         617-526-6000 o FAX 617-526-5000

                                                          LEONARD A. PIERCE

                                                            617-526-6440
                                                     leonard.pierce@haledorr.com

                                           August 10, 1999

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
File Desk
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Schedule 13D Filing by Boyar Asset Management, Inc.

Ladies and Gentlemen:

      Attached hereto for electronic filing pursuant to the Securities Exchange Act of 1934 and Rule 13d-1 thereunder and Rule 101(a) of Regulation S-T is a copy of an amended Statement on Schedule 13D which is being filed by Boyar Asset Management, Inc. ("Boyar") on behalf of itself, (i) Boyar GP Holdings, Ltd.;
(ii) N.R.M.B., Inc.; (iii) Boyar Partners, L.P.; and (iv) Mark A. Boyar (each a "Reporting Person").

      The Statement on Schedule 13D relates to the beneficial ownership by each Reporting Person of the Common Stock, $0.01 par value per share, of Loehmann's, Inc., a Delaware corporation.

      If you have any questions or comments concerning the enclosed, please contact Leonard A. Pierce, Esq., counsel to Boyar, at (617) 526-6440 (collect).


                                          Very truly yours,

                                          /s/ Leonard A. Pierce

                                          Leonard A. Pierce, Esq.

Attachment

cc:   Ms. Arline Strelzik


WASHINGTON, DC                     BOSTON, MA                        LONDON, UK*
--------------------------------------------------------------------------------

              HALE AND DORR LLP INCLUDES PROFESSIONAL CORPORATIONS
  *BROBECK HALE AND DORR INTERNATIONAL (AN INDEPENDENT JOINT VENTURE LAW FIRM)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Loehmann's, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock ($0.01 par value per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    540417102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Mark A. Boyar
                          Boyar Asset Management, Inc.
                               35 East 21st Street
                            New York, New York 10010
                                 (212) 995-8300
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  July 30, 1999
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP NO. 540417102
-------------------
--------------------------------------------------------------------------------
 1.      Name of Reporting Person:
         I.R.S. Identification No. of above person:
         Boyar Asset Management, Inc.
--------------------------------------------------------------------------------
 2.      Check the Appropriate Box If a Member of a Group:
                                                                (a)  |_|
                                                                (b)  |X|
--------------------------------------------------------------------------------
 3.      SEC Use Only


--------------------------------------------------------------------------------
 4.      Source of Funds:
         N/A

--------------------------------------------------------------------------------
 5.      Check Box If Disclosure of Legal Proceedings Is
         Required Pursuant to Items 2(d) or 2(e):             |_|

--------------------------------------------------------------------------------
 6.      Citizenship or Place of Organization:
         New York

--------------------------------------------------------------------------------
                   7.       Sole Voting Power:
  Number of                         0
   Shares          -------------------------------------------------------------
Beneficially       8.       Shared Voting Power:
  Owned by                          171,500
    Each           -------------------------------------------------------------
 Reporting         9.       Sole Dispositive Power:
   Person                           0
    With           -------------------------------------------------------------
                   10.      Shared Dispositive Power:
                                    171,500
--------------------------------------------------------------------------------
 11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  171,500

--------------------------------------------------------------------------------
 12.     Check If the Aggregate Amount in Row (11) Excludes Certain Shares:
                  |_|

--------------------------------------------------------------------------------
 13.     Percent of Class Represented by Amount in Row (11):
         1.89%

--------------------------------------------------------------------------------
 14.     Type of Reporting Person:
         IA; CO

--------------------------------------------------------------------------------

-------------------
CUSIP NO. 540417102
-------------------
--------------------------------------------------------------------------------
 1.      Name of Reporting Person:
         I.R.S. Identification No. of above person:
         Boyar GP Holdings, Ltd.
--------------------------------------------------------------------------------
 2.      Check the Appropriate Box If a Member of a Group:
                                                                (a)  |_|
                                                                (b)  |X|
--------------------------------------------------------------------------------
 3.      SEC Use Only


--------------------------------------------------------------------------------
 4.      Source of Funds:
         N/A

--------------------------------------------------------------------------------
 5.      Check Box If Disclosure of Legal Proceedings Is
         Required Pursuant to Items 2(d) or 2(e):             |_|

--------------------------------------------------------------------------------
 6.      Citizenship or Place of Organization:
         Delaware

--------------------------------------------------------------------------------
                   7.       Sole Voting Power:
  Number of                         0
   Shares          -------------------------------------------------------------
Beneficially       8.       Shared Voting Power:
  Owned by                          21,000
    Each           -------------------------------------------------------------
 Reporting         9.       Sole Dispositive Power:
   Person                           0
    With           -------------------------------------------------------------
                   10.      Shared Dispositive Power:
                                    21,000
--------------------------------------------------------------------------------
 11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  21,000

--------------------------------------------------------------------------------
 12.     Check If the Aggregate Amount in Row (11) Excludes Certain Shares:
                  |_|

--------------------------------------------------------------------------------
 13.     Percent of Class Represented by Amount in Row (11):
         0.23%

--------------------------------------------------------------------------------
 14.     Type of Reporting Person:
         CO

--------------------------------------------------------------------------------

-------------------
CUSIP NO. 540417102
-------------------
--------------------------------------------------------------------------------
 1.      Name of Reporting Person:
         I.R.S. Identification No. of above person:
         N.R.M.B., Inc.
--------------------------------------------------------------------------------
 2.      Check the Appropriate Box If a Member of a Group:
                                                                (a)  |_|
                                                                (b)  |X|
--------------------------------------------------------------------------------
 3.      SEC Use Only


--------------------------------------------------------------------------------
 4.      Source of Funds:
         N/A

--------------------------------------------------------------------------------
 5.      Check Box If Disclosure of Legal Proceedings Is
         Required Pursuant to Items 2(d) or 2(e):             |_|

--------------------------------------------------------------------------------
 6.      Citizenship or Place of Organization:
         New York

--------------------------------------------------------------------------------
                   7.       Sole Voting Power:
  Number of                         0
   Shares          -------------------------------------------------------------
Beneficially       8.       Shared Voting Power:
  Owned by                          133,500
    Each           -------------------------------------------------------------
 Reporting         9.       Sole Dispositive Power:
   Person                           0
    With           -------------------------------------------------------------
                   10.      Shared Dispositive Power:
                                    133,500
--------------------------------------------------------------------------------
 11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  133,500

--------------------------------------------------------------------------------
 12.     Check If the Aggregate Amount in Row (11) Excludes Certain Shares:
                  |_|

--------------------------------------------------------------------------------
 13.     Percent of Class Represented by Amount in Row (11):
         1.47%

--------------------------------------------------------------------------------
 14.     Type of Reporting Person:
         CO

--------------------------------------------------------------------------------

-------------------
CUSIP NO. 540417102
-------------------
--------------------------------------------------------------------------------
 1.      Name of Reporting Person:
         I.R.S. Identification No. of above person:
         Boyar Partners, L.P.
--------------------------------------------------------------------------------
 2.      Check the Appropriate Box If a Member of a Group:
                                                                (a)  |_|
                                                                (b)  |X|
--------------------------------------------------------------------------------
 3.      SEC Use Only


--------------------------------------------------------------------------------
 4.      Source of Funds:
         N/A

--------------------------------------------------------------------------------
 5.      Check Box If Disclosure of Legal Proceedings Is
         Required Pursuant to Items 2(d) or 2(e):             |_|

--------------------------------------------------------------------------------
 6.      Citizenship or Place of Organization:
         Delaware

--------------------------------------------------------------------------------
                           7.       Sole Voting Power:
  Number of                                 0
   Shares                  -----------------------------------------------------
Beneficially               8.       Shared Voting Power:
  Owned by                                  21,000
    Each                   -----------------------------------------------------
 Reporting                 9.       Sole Dispositive Power:
   Person                                   0
    With                   -----------------------------------------------------
                           10.      Shared Dispositive Power:
                                            21,000
--------------------------------------------------------------------------------
 11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  21,000

--------------------------------------------------------------------------------
 12.     Check If the Aggregate Amount in Row (11) Excludes Certain Shares:
                  |_|

--------------------------------------------------------------------------------
 13.     Percent of Class Represented by Amount in Row (11):
         0.23%

--------------------------------------------------------------------------------
 14.     Type of Reporting Person:
         PN

--------------------------------------------------------------------------------

-------------------
CUSIP NO. 540417102
-------------------
--------------------------------------------------------------------------------
 1.      Name of Reporting Person:
         I.R.S. Identification No. of above person:
         Mark A. Boyar
--------------------------------------------------------------------------------
 2.      Check the Appropriate Box If a Member of a Group:
                                                                (a)  |_|
                                                                (b)  |X|
--------------------------------------------------------------------------------
 3.      SEC Use Only


--------------------------------------------------------------------------------
 4.      Source of Funds:
         N/A

--------------------------------------------------------------------------------
 5.      Check Box If Disclosure of Legal Proceedings Is
         Required Pursuant to Items 2(d) or 2(e):             |_|

--------------------------------------------------------------------------------
 6.      Citizenship or Place of Organization:
         United States

--------------------------------------------------------------------------------
                           7.       Sole Voting Power:
  Number of                                 24,000
   Shares                  -----------------------------------------------------
Beneficially               8.       Shared Voting Power:
  Owned by                                  350,000
    Each                   -----------------------------------------------------
 Reporting                 9.       Sole Dispositive Power:
   Person                                   24,000
    With                   -----------------------------------------------------
                           10.      Shared Dispositive Power:
                                            350,000
--------------------------------------------------------------------------------
 11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  350,000

--------------------------------------------------------------------------------
 12.     Check If the Aggregate Amount in Row (11) Excludes Certain Shares:
                  |_|

--------------------------------------------------------------------------------
 13.     Percent of Class Represented by Amount in Row (11):
         3.87%

--------------------------------------------------------------------------------
 14.     Type of Reporting Person:
         IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                                 LOEHMANN'S INC.

      Boyar Asset Management, Inc. ("BAM"); Boyar GP Holdings, Ltd. ("GP Holdings"); N.R.M.B., Inc. ("NRMB"); Boyar Partners, L.P. ("Boyar Partners"); and Mark A. Boyar, hereby amend their Schedule 13D relating to the Common Stock, $0.01 par value per share (the "Common Stock", of Loehmann's, Inc., a Delaware corporation (the "Company"). The foregoing persons are hereinafter sometimes referred to as the "Reporting Persons."

Item 5. Interest in Securities of the Issuer.

      (a) As of August 5, 1999, BAM beneficially owned 171,500 shares of Common Stock of the Company, representing approximately 1.89% of the shares of Common Stock reported to be outstanding in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1999 (the "Company's 10-Q"). Such shares were held in client accounts with respect to which BAM has voting or investment discretion or both ("BAM Managed Accounts"). BAM disclaims beneficial ownership of shares of Common Stock held in BAM Managed Accounts.

            As of August 5, 1999, NRMB beneficially owned 133,500 shares of Common Stock of the Company, representing approximately 1.47% of the shares of Common Stock reported to be outstanding in the Company's 10-Q. Such shares were held in a client account with respect to which NRMB has voting or investment discretion or both (the "NRMB Managed Account"). NRMB disclaims beneficial ownership of shares of Common Stock held in the NRMB Managed Account.

            As of August 5, 1999, GP Holdings beneficially owned 21,000 shares of Common Stock of the Company, representing approximately 0.23% of the shares of Common Stock reported to be outstanding in the Company's 10-Q. Such shares were held by Boyar Partners over which GP Holdings has voting or investment discretion or both. GP Holdings disclaims beneficial ownership of the shares of Common Stock held by Boyar Partners.

            As of August 5, 1999, Mr. Boyar beneficially owned directly 24,000 shares of Common Stock of the Company, representing approximately 0.27% of the shares of Common Stock reported to be outstanding in the Company's 10-Q. By virtue of his relationships with the other Reporting Persons, Mr. Boyar has indirect beneficial ownership of all the shares of Common Stock beneficially owned by such Reporting Persons (350,000 shares,

3.87%). Mr. Boyar disclaims beneficial ownership of such shares.

            None of the Reporting Persons beneficially owns any shares of Common Stock other than as set forth herein.

      (c) On July 30, 1999, BAM sold 169,200 shares of Common Stock of the Company which were held in client accounts at a price per share of $0.25. All of the shares sold were effected in the over-the-counter market.

      (e) As a result of the sale of 169,200 shares of Common Stock on July 30, 1999, the Reporting Persons ceased being beneficial owners of 5% or more of the Company's Common Stock as of that date.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 10, 1999

                                            Boyar Asset Management, Inc.

                                            By:      /s/ Mark A. Boyar
                                                     -----------------
                                            Its:     President


                                            Boyar GP Holdings Ltd.

                                            By:      /s/ Mark A. Boyar
                                                     -----------------
                                            Its:     President


                                            N.R.M.B., Inc.

                                            By:      /s/ Mark A. Boyar
                                                     -----------------
                                            Its:     Chairman


                                            Boyar Partners, L.P.

                                            By:  Boyar GP Holdings Ltd.
                                                 ----------------------
                                            Its: General Partner

                                                     By:      /s/ Mark A. Boyar
                                                              -----------------
                                                     Its:     President

                                            /s/ Mark A. Boyar
                                            -----------------
                                            Mark A. Boyar